Mail Stop 0306

March 9, 2005



VIA U.S. MAIL AND FAX (724) 387-5001

Mr. Peter C. Canepa
Executive Vice President and Chief Financial Officer
Riviera Tool Company
5460 Executive Parkway SE
Grand Rapids, MI  49512

	Re:	Riviera Tool Company
		Form 10-K for the year ended August 31, 2004
Form 10-Q for the period ended November 30, 2004
      File No.  001-12673


Dear Mr. Canepa:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of August 31, 2004

Item 6.  Selected Financial Data - Page 8

1. Revise future filings to also disclose your basic earnings per share for each of the last five fiscal years as required by Item
301
of Regulation S-K. Where the amounts are the same please label them as such.

2. Revise future filings to also disclose your basic earnings per share for the two most recent fiscal years fiscal years as required by Item 302 of Regulation S-K. We note that the basic and diluted earnings per share were the same in some of the periods presented and should be labelled as such.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 9

Item 7a.  Quantitative and Qualitative Disclosures about Market
Risk
-  Page 14.

3. In future filings discuss and quantify the fair value risk associated with your debt. Also provide the disclosures required by
Item 305 of Regulation S-K for your interest bearing instruments. For examples, see Appendix to Item 305 of Regulation S-K - Tabular Disclosures.

Notes to Financial Statements - Page 20

Note 1.  Nature of Business and Significant Accounting Policies -
Page 20

Revenue Recognition - Page 20

4. Tell us supplementally and revise future filings to address the following related to your contracts:
a. Describe in detail the nature of your arrangements. For instance, are these contracts cost-plus-fixed-fee contracts, cost-reimbursable contracts, or fixed-fee contracts? We assume they are long-term contracts.
b. Tell us supplementally why it is appropriate in certain instances for you to recognize revenue utilizing the completed contract method for your time and material contracts rather than utilizing the percentage of completion method.
c. Explain whether any of these contracts include customer acceptance, installation, training, rights of return, or other post shipment obligations;
d. Provide to us supplementally the amount of revenue recognized under the completed contract and percentage of completion method for the reporting periods presented, including subsequent interim periods.
e. We see your disclosure that changes in job performance, conditions, and estimated profitability may result in revisions to cost and income and recognized in the period such revisions are determined. Tell us supplementally how you determine when these revisions need to occur and how they impact profitability.
f. Cite the accounting literature relied upon to support your conclusions and provide all disclosures required by Appendix C of SOP
81-1 in your future filings.

Perishable Tooling - Page 21

5. We see your disclosure that perishable tooling are generally used up over five years, reported at cost as non-current assets in the balance sheet and amortized evenly over their useful lives. Tell us supplementally and revise future filings to indicate why the costs are properly capitalized. Also, does EITF 99-5 impact you? We may have further comments after reviewing your response.

Note 3.  Sales to Major Customers - Page 23

6. We see your disclosure that the Company had an outstanding receivable of $10.9 million as of August 31, 2004 related to Oxford
Automotive. We also see your disclosure that Oxford and Mercedes-Benz U.S. International, Inc. executed a Tri-party tooling agreement where Mercedes-Benz paid subsequent to August 31, 2004, $9.1 million
of the outstanding $10.9 million receivable that Oxford owes.
Tell
us supplementally and revise future filings to address the
following:
a. Describe to us what a tri-party tooling agreement is and why it was necessary. Explain the nature of the relationship that Oxford Automotive has with Mercedes-Benz and you. For instance, why did Mercedes-Benz absorb Oxford Automotives` outstanding liabilities? Could the fact Mercedes-Benz paid Oxford`s liabilities create a liability (contingent or otherwise) for you?
b. Tell us if the remaining $1.8 million has been collected as of the
date of this letter.
c. Explain to us how you will account for future sales and
outstanding receivables to Oxford Automotive.   Will Mercedes-Benz
pay the Company for these outstanding balances on behalf of Oxford
Automotive?
We may have further comments after reviewing your response.

Item 9A.  Controls and Procedures

7. Please amend your Form 10-K to revise your disclosure pursuant to
Items 307 and 308(c) of Regulation S-K. Your disclosure pursuant to
Item 307 should indicate the conclusion regarding effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report, not as of a date within 90 days prior to the date of your annual report. We note the accompanying certifications filed pursuant to Rule 13a-14 indicate that your evaluation occurred at the end of the period covered by the annual report. Refer to Securities Act Release 33-8238, Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (June 5,
2003), available on our website at www.sec.gov.

8. We note your statement that your Chief Executive Officer and Chief
Financial Officer believe that your existing disclosure controls and procedures have been effective. Please note that the effectiveness determination required by Rule 13a-15(b) of the Exchange Act cannot only be based on the "belief" of your Chief Executive Officer and Chief Financial Officer. Your management, with the participation of your principal executive officer and principal financial officer, must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal quarter, and must disclose the results of each such evaluation in each periodic report. In this regard, we note your statement that your chief executive officer and your chief financial officer "have concluded that the Company`s disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Rule 13a-15 of the
Exchange Act and Item 307 of Regulation S-K.

9. Further, please revise your disclosure pursuant to Item 308(c) concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Refer to Securities
Act Release 33-8238, Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports (June 5, 2003), available on our website at www.sec.gov.

10. We also note your disclosure that the "Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the
Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission." Please revise so that your disclosure that follows the word "effective" is consistent with the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act.

11. We note your disclosure that "there can be no assurance that the
Company`s disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to disclose material information otherwise required to be set forth in the Company`s periodic reports." If you elect to retain this qualifying disclosure, please revise to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives of the system will be met. In addition, if the second paragraph of your proposed disclosure is retained, please also disclose, if true, that the design and operation of your system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system. For guidance, refer to Part II.F.4 of Release No. 33-
8238.


Exhibit 31.1-31.2
12. We note that you have included language in the introductory paragraph of the certifications filed as Exhibit 31.1 and Exhibit
31.2 that differs from the form of certification that appears under
Item 601(b)(31) of Regulation S-K. Please ensure that all certifications filed as exhibits to your future periodic reports, and the certifications filed as exhibits to any amendments to your previously filed periodic reports, include only the language permitted by Item 601(b)(31) of Regulation S-K. Please revise your future filings accordingly.

Form 10-Q for the Quarter Ended November 30, 2004

Item 4.  Controls and Procedures

13. We note your disclosure that your "principal executive officer and principal financial officer have concluded that as of such date,
[your] disclosure controls and procedures were designed to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and were effective." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-1812 if you have questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202)
942-
2813.


							Sincerely,



							Jay Webb
							Reviewing Accountant

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Mr. Peter C. Canepa
Riviera Tool Company
March 9, 2005
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